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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           World Commerce Online, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98144Q10
        -----------------------------------------------------------------
                                 (CUSIP Number)

                              Juan Carlos Campuzano
                      Interprise Technology Partners, L.P.
                       1001 Brickell Bay Drive, 30th Floor
                              Miami, Florida 33131
                                 (305) 374-6808
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(d), 240.13d-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  1  of  14  Pages
---------------------------                        -----------------------------


---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Interprise Technology Partners, L.P.

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                        ---------------------------------------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY             53,415,061
       OWNED BY         ---------------------------------------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                0
         WITH           ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              53,415,061
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,415,061
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.9%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  2  of  14  Pages
---------------------------                        -----------------------------


---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Miller Technology Management, L.P.

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                        ---------------------------------------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY             53,415,061
       OWNED BY         ---------------------------------------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                0
         WITH           ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              53,415,061
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,415,061
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.9%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  3  of  14  Pages
---------------------------                        -----------------------------

---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MTM I, LLC

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
                        ---------------------------------------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY             53,415,061
       OWNED BY         ---------------------------------------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                0
         WITH           ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              53,415,061
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,415,061
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.9%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  4  of  14  Pages
---------------------------                        -----------------------------

---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edmund R. Miller

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC, PF
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              10,000
                        ---------------------------------------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY             54,488,711
       OWNED BY         ---------------------------------------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                10,000
         WITH           ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              54,488,711
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        54,498,711
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        59.1%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  5  of  14  Pages
---------------------------                        -----------------------------

---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David R. Parker

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                      (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC, PF
---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              368,728
                        ---------------------------------------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY             53,415,061
       OWNED BY         ---------------------------------------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                368,728
         WITH           ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              53,415,061
---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,783,789
---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        58.3%
---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  6  of  14  Pages
---------------------------                        -----------------------------


               This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of World Commerce Online, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by each of the following persons: (1) Interprise Technology Partners, L.P., a Delaware limited partnership ("ITP"), by virtue of its direct beneficial ownership of the Issuer's Common Stock; (2) Miller Technology Management, L.P., a Delaware limited partnership ("Miller Technology"), as the sole general partner of ITP;
(3) MTM I, LLC, a Delaware limited liability company ("MTM"), as the sole general partner of Miller Technology; (4) Edmund R. Miller, an individual, as a managing member of MTM; and (5) David R. Parker, an individual, as a managing member of MTM. Messrs. Miller and Parker constitute all of the managing members of MTM. This Amendment No. 2 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on February 26, 2001 (the "Schedule 13D") and amended on March 12, 2001. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.

ITEM 3         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Item 3 hereby is amended to add the following information:

               On February 22, 2001, ITP and the Issuer entered into amendments effective as of February 22, 2001, amending the existing loan agreement provisions related to the security interest granted to ITP as security for the existing loans.

               On three separate occasions between March 1, 2001 and April 6, 2001, ITP made loans to the Issuer totaling in the aggregate $215,000 (the "ITP Loans"). On March 30, 2001, and May 10, 2001, David R. Parker made loans to the Issuer totaling $250,000 (the "Parker Loans"). In connection with the ITP Loans, the Issuer issued three warrants to ITP (the "ITP Warrants"). In connection with the Parker Loans, the Issuer issued two warrants to David R. Parker (the "Parker Warrants", and together with the ITP Warrants, the "New Warrants"). The ITP Warrants give ITP the right to purchase up to an aggregate of 215,000 shares of Common Stock upon the exercise of all three warrants and the Parker Warrants give David R. Parker the right to purchase up to an aggregate of 250,000 shares of Common Stock at an adjusted exercise price of $0.20 per share, all subject to adjustment under certain circumstances as provided in the warrants. The New Warrants provide for reduction of the exercise price to match the exercise price of any warrants for warrant shares of identical classes as the New Warrants issued before the earlier of a Common Stock Qualified Investment or September 30, 2001, but otherwise include the same terms and conditions as the Warrants and are immediately exercisable upon issuance. Under Rule 13d-3(d)(1), each Reporting Person is deemed to own beneficially all securities that such Reporting Person has the right to acquire within 60 days. Accordingly, ITP is deemed to be the beneficial owner, for Rule 13d-3(d)(1) purposes, of 215,000 shares of Common Stock issuable pursuant to the ITP Warrants and David R. Parker is deemed to be the beneficial owner, for Rule 13d-3(d)(1) purposes, of 250,000 shares of Common Stock issuable pursuant to the Parker Warrants.

               On June 6, 2001, ITP and the Issuer and Mr. Parker and the Issuer each entered into amendments effective as of April 12, 2001, extending the maturity date of existing loans that each made to the Issuer on or before April 6, 2001. In connection with these amendments, the Issuer issued a warrant to ITP (the "ITP Amendment Warrant") and a warrant to Mr. Parker (the "Parker Amendment Warrant", and together with the ITP Amendment Warrant, the "Amendment Warrants"). The ITP Amendment Warrant gives ITP the right to purchase up to an aggregate of 5,907,500 shares of Common

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  7  of  14  Pages
---------------------------                        -----------------------------


Stock and the Parker Amendment Warrant gives Mr. Parker the right to purchase up to an aggregate of 75,000 shares of Common Stock, all subject to adjustment under certain circumstances as provided in the Amendment Warrants, at an exercise price of $0.20 per share. In the event that the Amendment Warrants are exercised after a Series D Financing, the Amendment Warrants will become exercisable for Series D Preferred Stock at an exercise price per share equal to the lesser of $0.20 or the price per share of Series D Preferred Stock issued in the Series D Financing. In the event that the Amendment Warrants are exercised after a Common Stock Qualified Investment and a Series D Financing has not yet occurred, the Amendment Warrants will become exercisable for Common Stock at an exercise price per share equal to the lesser of $0.20 or the price per share of Common Stock issued in the Common Stock Qualified Investment. The exercise price of the shares underlying the Amendment Warrants may be paid in cash or by cashless exercise. Each of the Amendment Warrants expires five years after its initial date of issue. The Amendment Warrants are immediately exercisable upon issuance. Under Rule 13d-3(d)(1), ITP is deemed to be the beneficial owner, for Rule 13d-3(d)(1) purposes, of 5,907,500 shares of Common Stock issuable pursuant to the ITP Amendment Warrant and David R. Parker is deemed to be the beneficial owner, for Rule 13d-3(d)(1) purposes, of 75,000 shares of Common Stock issuable pursuant to the Parker Amendment Warrant.

               The source of funds used by ITP to make loans to the Issuer was the working capital of ITP. The source of funds used by David R. Parker to make the loans to the Issuer was the personal funds of David R. Parker.

ITEM 4         PURPOSE OF TRANSACTION

               Item 4 hereby is amended to add the following information:

               As discussed under Item 3 above, ITP acquired the ITP Warrants in connection with the ITP Loans made to the Issuer totaling in the aggregate $215,000 and the ITP Amendment Warrant in connection with the amendment of its existing loan agreements with the Issuer, and David R. Parker acquired the Parker Warrants in connection with the Parker Loans made to the Issuer totaling $250,000 and the Parker Amendment Warrant in connection with the amendment of an existing loan agreement with the Issuer. Neither ITP nor David R. Parker currently has plans to exercise the New Warrants or the Amendment Warrants. From time to time, ITP and David R. Parker have made bridge financing available to the Issuer and ITP and David R. Parker may continue to do so. ITP and David R. Parker will continue to decide whether to make future loans to the Issuer on a case-by-case basis upon the Issuer's demand therefor.

               The Issuer's Certificate of Incorporation does not authorize a sufficient number of shares for all of the Common Stock issuable upon the exercise of outstanding warrants and convertible securities issued by the Issuer. According, the Reporting Persons believe that the Issuer plans to seek to increase its number of authorized shares of Common Stock at its next shareholder meeting by way of an amendment to its Certificate of Incorporation.

               The Reporting Persons now own (on an as-converted basis) more than a majority of the Common Stock of the Issuer. Other than as disclosed in this statement, the Reporting Persons presently are aware of no plans or proposals (other than to the extent of Mr. Parker's participation in the deliberations of the Issuer's board of directors and discussions with management in such capacity) which relate to or would result in any of the following:

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  8  of  14  Pages
---------------------------                        -----------------------------


               (a) The acquisition by any person of additional securities of the Issuer, other than in connection with a Series D Financing, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Issuer, other than in connection with a Series D Financing;

               (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j) Any action similar to any of those enumerated above.

ITEM 5         INTEREST IN SECURITIES OF THE ISSUER

               Item 5 hereby is amended to add the following information:

               (a) (i) Interprise Technology Partners, L.P., Miller Technology Management, L.P. and MTM I, LLC. Each of ITP, Miller Technology and MTM is the beneficial owner of 53,415,061 shares of Common Stock consisting of (1) 42,500,000 shares of Common Stock issuable upon the conversion of 4,250,000 shares of Series A Preferred Stock held by ITP into Common Stock, (2) 1,686,389 shares of Common Stock issuable upon the conversion of 1,250,000 shares of Series B Preferred Stock held by ITP into Common Stock, (3) 148,402 shares of Common Stock issuable upon the conversion of 110,000 shares of Series B Preferred Stock issuable upon the exercise of the Series B Warrant to purchase 110,000 shares of Series B Preferred Stock held by ITP, (4) 8,799,270 shares of Common Stock issuable upon the exercise of the ITP Warrants, the ITP Amendment Warrants and certain of the Warrants, and (5) 281,000 shares

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  9  of  14  Pages
---------------------------                        -----------------------------


of Common Stock pledged to ITP by its owner (an employee of the Issuer) as security for a loan, as discussed in Item 6 below. Because MTM is the sole general partner of Miller Technology and Miller Technology is the sole general partner of ITP, each of Miller Technology and MTM also beneficially owns these shares. The Common Stock beneficially owned by ITP, Miller Technology and MTM represents approximately 57.9% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1)).

                      (ii) Edmund R. Miller. Mr. Miller is the beneficial owner of 54,498,711 shares of Common Stock consisting of (1) the shares of Common Stock beneficially owned by MTM, of which Mr. Miller is a managing member, (2) 10,000 shares of Common Stock that are directly beneficially owned by Mr. Miller, (3) 23,650 shares of Common Stock that are indirectly beneficially owned by Mr. Miller as the sole stockholder, director and executive officer of Southeast Investments International, Ltd. ("Southeast Investments"), an entity that directly beneficially owns those shares, and (4) 1,050,000 shares of Common Stock issuable upon the exercise of warrants that are indirectly beneficially owned by Mr. Miller as the President of Miller Capital Management, Inc., an entity that directly beneficially owns those shares. The Common Stock beneficially owned by Mr. Miller represents approximately 59.1% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1)).

                      (iii) David R. Parker. Mr. Parker is the beneficial owner of 53,783,789 shares of Common Stock consisting of (1) the shares of Common Stock beneficially owned by MTM, of which Mr. Parker is a managing member, (2) 10,000 shares of Common Stock that are directly beneficially owned by Mr. Parker, (3) 33,728 shares of Common Stock issuable upon the conversion of 25,000 shares of Series B Preferred Stock held by Mr. Parker into Common Stock, and (4) 325,000 shares of Common Stock issuable upon the exercise of the Parker Warrants and the Parker Amendment Warrant. The Common Stock beneficially owned by Mr. Parker represents approximately 58.3% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1)).

               (b)    (i)    Interprise Technology Partners, L.P. ITP shares
with the other Reporting Persons voting and dispositive power over 53,415,061 shares of Common Stock. There are no shares of Common Stock over which ITP has sole voting or dispositive power.

                      (ii) Miller Technology Management, L.P. Miller Technology shares with the other Reporting Persons voting and dispositive power over 53,415,061 shares of Common Stock. There are no shares of Common Stock over which ITP has sole voting or dispositive power.

                      (iii) MTM I, LLC. MTM shares with the other Reporting Persons voting and dispositive power over 53,415,061 shares of Common Stock. There are no shares of Common Stock over which ITP has sole voting or dispositive power.

                      (iv) Edmund R. Miller. Mr. Miller shares with the other Reporting Persons voting and dispositive power over 53,415,061 shares of Common Stock and, with Southeast Investments voting and dispositive power over 23,650 shares of Common Stock and with Miller Capital Management, Inc. voting and dispositive power over 1,050,000 shares of Common Stock. Mr. Miller has sole voting and dispositive power over 10,000 shares of Common Stock.

                      Miller Capital Management, Inc. is a corporation organized under the laws of the state of Delaware. Miller Capital Management, Inc.'s principal business is investment management. The

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  10  of  14  Pages
---------------------------                        -----------------------------


address of its principal office is 1001 Brickell Bay Drive, 30th Floor, Miami, Florida 33131. During the past five years, to the knowledge of Mr. Miller, Miller Capital Management, Inc. (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (2) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is the President of Miller Capital Management, Inc.

               (c) Between March 1, 2001, and April 10, 2001, Miller Capital Management, Inc. made loans to the Issuer totaling in the aggregate $700,000 (the "Miller Loans"). In connection with the Miller Loans, the Issuer issued two warrants to Miller Capital Management, Inc. (the "Miller Warrants"). The Miller Warrants give Miller Capital Management the right to purchase up to an aggregate of 700,000 shares of Common Stock upon the exercise of both warrants, subject to adjustment under certain circumstances as provided in the warrants, at an exercise price of $0.20 per share. The Miller Warrants include the same terms and conditions as the New Warrants and are immediately exercisable upon issuance.

                      On June 6, 2001, Miller Capital Management, Inc. and the Issuer entered into an amendment effective as of April 12, 2001, extending the maturity date of existing loans made to the Issuer. In connection with this amendment, the Issuer issued a warrant to Miller Capital Management, Inc. (the "Miller Amendment Warrant"). The Miller Amendment Warrant gives Miller Capital Management, Inc. the right to purchase up to an aggregate of 350,000 shares of Common Stock, all subject to adjustment under certain circumstances as provided in the Miller Amendment Warrant, at an exercise price of $0.20 per share. The Miller Amendment Warrant includes the same terms and conditions as the Amendment Warrants and is immediately exercisable upon issuance.

                      Except as reported in this statement, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Item 6 is hereby amended to add the following information:

               On December 20, 2000, and January 10, 2001, ITP made loans to an employee of the Issuer. As security for these loans the employee of the Issuer pledged to ITP, pursuant to pledge and security agreements, 281,000 shares of common stock of the Issuer held by the employee. A copy of the form of pledge and security agreement is filed as an exhibit to this statement and is incorporated herein by reference.

               As described in Item 3 above, ITP and the Issuer entered into amendments effective as of February 22, 2001, amending the existing loan agreement provisions related to the security interest granted to ITP as security for the existing loans. A copy of the form of amendment is filed as an exhibit to this statement and is incorporated herein by reference.

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  11  of  14  Pages
---------------------------                        -----------------------------


               As described in Item 3 above, ITP has made the ITP Loans to the Issuer totaling in the aggregate $215,000 and David R. Parker has made the Parker Loans to the Issuer totaling $250,000. The ITP Loans and the Parker Loans are secured by the Issuer's assets against which UCC-1 financing statements have been filed pursuant to the terms of the loan and pledge agreement executed in connection with each loan. A copy of the form of loan and pledge agreement for the ITP Loans and the Parker Loans is filed as an exhibit to this statement and is incorporated herein by reference. A promissory note has been executed in connection with each loan as required by each loan and pledge agreement.

               As described in Item 3 above, ITP holds the ITP Warrants to purchase up to 215,000 shares of Common Stock and David R. Parker holds the Parker Warrants to purchase up to 250,000 shares of Common Stock. All of the ITP Warrants and the Parker Warrants are currently exercisable in full at an adjusted exercise price of $0.20 per share for cash or cashless exercise. A copy of the form of Warrant is filed as an exhibit to this statement and is incorporated herein by reference.

               As described in Item 3 above, ITP has entered into an amendment to the existing loan and pledge agreements between ITP and the Issuer and David
R. Parker has entered into an amendment to the March 30, 2001, loan and pledge agreement between David R. Parker and the Issuer (the "Loan Amendments"). As a result of the Loan Amendments, the loans from ITP to the Issuer and from David
R. Parker to the Issuer occurring on or before April 6, 2001, mature on November 30, 2001. The May 10, 2001, loan from David R. Parker to the Issuer matures on August 10, 2001. A copy of the form of amendment to the loan and pledge agreements for the Loan Amendments is filed as an exhibit to this statement and is incorporated herein by reference.

               As described in Item 3 above, ITP holds the ITP Amendment Warrant to purchase up to 5,907,500 shares of Common Stock and David R. Parker holds the Parker Amendment Warrant to purchase up to 75,000 shares of Common Stock. Each of the ITP Amendment Warrant and the Parker Amendment Warrant are currently exercisable in full at an exercise price of $0.20 per share for cash or cashless exercise. A copy of the form of Warrant is filed as an exhibit to this statement and is incorporated herein by reference.

               The issuance of the ITP Amendment Warrant and the Parker Amendment Warrant triggered certain anti-dilution provisions related to the Series A Preferred Stock, the Series B Preferred Stock, the Series B Warrant, the New Warrants and the Warrants. The effect of the anti-dilution provisions on the beneficial ownership of the Reporting Persons is reflected in the information provided in Item 5 above.

ITEM 7         MATERIAL TO BE FILED AS EXHIBITS

               Item 7 is hereby amended to add the following exhibits:

Exhibit                      Description

6. Joint Filing Agreement, dated June 7, 2001, among Interprise Technology Partners, L.P., Miller Technology Management, L.P., MTM I, LLC, Edmund
         R. Miller and David R. Parker.

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  12  of  14  Pages
---------------------------                        -----------------------------


7. Form of Pledge and Security Agreement, dated January 10, 2001, by and between Keith Money and Susan Kelly-Money, as borrowers, and Interprise Technology Partners, L.P., as lender.

8. Form of Amendment to Loan and Pledge Agreement, dated February 22, 2001, by and between World Commerce Online, Inc., as borrower, and Interprise Technology Partners, L.P., as lender.

9. Schedule of Loan and Pledge Agreements by and between World Commerce Online, Inc., as borrower, and Interprise Technology Partners, L.P., as lender or David R. Parker, as lender.

10. Schedule of Warrants in favor of Interprise Technology Partners, L.P. or David R. Parker issued by World Commerce Online, Inc.

11. Form of Amendment to Loan and Pledge Agreement, dated April 12, 2001, by and between World Commerce Online, Inc., as borrower, and Interprise Technology Partners, L.P., as lender or David R. Parker, as lender.

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  13  of  14  Pages
---------------------------                        -----------------------------


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 7, 2001                 Interprise Technology Partners, L.P.
                                   By:  Miller Technology Management, L.P.,
                                        its General Partner
                                        By: MTM I, LLC, its General Partner

                                             /S/ J.C. CAMPUZANO
                                   -------------------------------------------
                                   David R. Parker, Managing Member
                                   By:  Juan Carlos Campuzano
                                        Attorney-in-fact


Date: June 7, 2001                 Miller Technology Management, L.P.
                                   By:  MTM I, LLC, its General Partner

                                             /S/ J.C. CAMPUZANO
                                   -------------------------------------------
                                   David R. Parker, Managing Member
                                   By:  Juan Carlos Campuzano
                                        Attorney-in-fact

Date: June 7, 2001                 MTM I, LLC

                                             /S/ J.C. CAMPUZANO
                                   -------------------------------------------
                                   David R. Parker, Managing Member
                                   By:  Juan Carlos Campuzano
                                        Attorney-in-fact

                                             /S/ J.C. CAMPUZANO
                                   -------------------------------------------
Date: June 7, 2001                 Edmund R. Miller
                                   By:  Juan Carlos Campuzano
                                        Attorney-in-fact

                                             /S/ J.C. CAMPUZANO
                                   -------------------------------------------
Date: June 7, 2001                 David R. Parker
                                   By:  Juan Carlos Campuzano
                                        Attorney-in-fact

                                 SCHEDULE 13D/A

---------------------------                        -----------------------------
 CUSIP No.  98144Q10                                Page  14  of  14  Pages
---------------------------                        -----------------------------




                                  EXHIBIT INDEX

         The Exhibit Index is hereby amended to add the following items:

Exhibit                             Description

6. Joint Filing Agreement, dated June 7, 2001, among Interprise Technology Partners, L.P., Miller Technology Management, L.P., MTM I, LLC, Edmund
         R. Miller and David R. Parker.

7. Form of Pledge and Security Agreement, dated January 10, 2001, by and between Keith Money and Susan Kelly-Money, as borrowers, and Interprise Technology Partners, L.P., as lender.

8. Form of Amendment to Loan and Pledge Agreement, dated February 22, 2001, by and between World Commerce Online, Inc., as borrower, and Interprise Technology Partners, L.P., as lender.

9. Schedule of Loan and Pledge Agreements by and between World Commerce Online, Inc., as borrower, and Interprise Technology Partners, L.P., as lender or David R. Parker, as lender.

10. Schedule of Warrants in favor of Interprise Technology Partners, L.P. or David R. Parker issued by World Commerce Online, Inc.

11. Form of Amendment to Loan and Pledge Agreement, dated April 12, 2001, by and between World Commerce Online, Inc., as borrower, and Interprise Technology Partners, L.P., as lender or David R. Parker, as lender.